Journey Resources Corp.

May 31, 2008
(Expressed in Canadian Dollars)

Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JOURNEY RESOURCES CORP.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	May 31,	November 30,
	2008	2007
	$	$
ASSETS	(Unaudited)	(Audited)
CURRENT
Cash	59,221	448,401
Accounts Receivable	1,366	1,366
GST Recoverable	8,394	16,156
Share Subscriptions Receivable	-	10,000
Prepaid Expenses	20,229	59,174

	89,210	535,097
Marketable Securities (Note 4)	311,053	478,170
Due from Joint Venture Partner	122,926	52,821
Reclamation Bond (Note 5)	6,818	6,818
Property and Equipment (Note 6)	266,492	300,003
Mineral Properties (Note 7)	4,023,699	3,249,024

	4,820,198	4,621,933

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	222,547	173,262
Short-Term Loan (Note 8)	502,000	200,000

	724,547	373,262
Deferred Gain on Contribution to Joint Venture (Note 7c)	176,210	178,502

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)	10,543,812	10,029,591
Share Subscription (Note 15)	335,000	-
Contributed Surplus (Note 10)	1,470,797	1,222,406
Accumulated Other Comprehensive Loss	(98,527)	(76,409)
Deficit	(8,331,641)	(7,105,419)

	3,9419,441	4,070,169

	4,820,198	4,621,933

Nature and Continuance of Business (Note 1)
Commitment (Note 11)
Subsequent Events (Note 15)

Approved by the Directors:

“Jatinder Bal”	“Robert Bryce”
Jatinder (Jack) Bal, Director	Robert Bryce, Director

JOURNEY RESOURCES CORP.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended
		May 31		May 31
	2008	2007	2008	2007
	$	$	$	$
EXPENSES
Accounting and Audit	22,910	-	29,534	-
Advertising and Communications	8,130	1,777	15,389	3,789
Amortization	23,036	684	46,073	1,368
Consulting Fees	108,950	30,430	163,700	79,222
Filing and Transfer Agent Fees	10,055	16,359	21,516	26,750
Interest on Short-Term Loan (Note 8)	7,500	-	46,000	-
Investor Relations	98,981	207,930	153,468	301,884
Legal	25,171	-	28,889	-
Management Fees (Note 9)	21,000	21,000,	42,000	42,000
Office	66,671	51,498	106,026	90,032
Professional Fees	-	27,558	-	40,360
Rent	8,921	12,375	24,426	27,764
Stock Based Compensation (Note 10)	-	2,159	499,112	83,457
Travel	43,338	12,247	71,110	12,950

	444,663	384,017	1,247,243	709,576

LOSS BEFORE OTHER ITEMS	(444,663)	(384,017)	(1,247,243)	(709,576)

Interest Income	-	-	-	345
Gain on sale of marketable securities	(29,811)	50,066	(29,811)	50,066
Administrative and Office Support
Fee Income (Note 9)	15,000	-	30,000	-
Amortized Gain on Contribution to Joint Venture
(Note 7c)	1,146	-	2,292	-
Operator Management Fee Income	1,331	-	3,330	-
Rental Income	-	-	15,210	-

NET LOSS FOR THE PERIOD	(456,997)	(333,951)	(1,226,222)	(659,165)

Deficit, Beginning of the Period	(7,874,644)	(5,067,647)	(7,105,419)	(4,742,433)

DEFICIT, END OF THE PERIOD	(8,331,641)	(5,401,598)	(8,331,641)	(5,401,598)

BASIC AND DILUTED LOSS PER SHARE	(0.01)	(0.01)	(0.03)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	38,094,187	26,649,800	37,752,110	25,347,586

JOURNEY RESOURCES CORP.
Consolidated Statements of Comprehensive Loss and
Other Accumulated Comprehensive Loss
For the Six Months Ended May 31, 2008 and 2007
(Expressed in Canadian Dollars)
(Unaudited)

	2008	2007
	$	$
COMPREHENSIVE LOSS:

Net Loss for the Period	(1,226,222)	(659,165)

Other Comprehensive Income (Loss)	(98,527)	779,237
- unrealized gain on marketable securities

Comprehensive Income (Loss) for the Period	(1,204,677)	120,072

ACCUMULATED OTHER COMPREHENSIVE LOSS:

Balance, Beginning of the Period	(76,409)	-

Sale of marketable securities	(1,350)	-
Other Comprehensive Income (Loss) for the Period	(20,768)	779,237

Balance, End of the Period	(98,527)	779,237

JOURNEY RESOURCES CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended
		May 31,		May 31,
	2008	2007	2008	2007
	$	$	$	$
CASH WAS PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES
Net Loss for the Period	(456,997)	(333,951)	(1,226,222)	(659,165)

Non-Cash Items:
Amortization	23,036	684	46,073	1,368
Stock Based Compensation	-	2,159	499,112	83,457
Loss (Gain) on marketable securities	29,811	(50,066)	29,811	(50,066)
Amortized Gain on Contribution to Joint Venture	(1,146)	-	(2,292)	-
Non-Cash Interest Expense	-	-	31,000	-

	(405,296)	(381,174)	(622,518	(624,406)

Change in Non-Cash Working Capital Accounts
(Note 12)	77,152	(298,381)	25,888	(510,498)

	(328,144)	(679,555)	(596,630)	(1,134,904)

FINANCING ACTIVITIES

Shares Issued for Cash	-	980,500	242,500	1,283,160
Share Subscriptions	325,000	(23,500)	335,000	118,000
Option Payment Received	-	(4,150)	-	320,872
Share issue Costs	-	(62,240)	-	(62,240)
Proceeds from sale of marketable securities	115,187	106,210	115,187	106,210
Short-Term Loan Advances	202,000	-	302,000	-

	642,187	996,820	994,687	1,776,002

INVESTING ACTIVITIES

Purchase of Equipment	(1,110)	(2,933)	(12,562)	(4,158)
Mineral Properties Costs	(458,982)	(218,272)	(774,675)	(540,584)

	(460,092)	(221,205)	(787,237)	(544,742)

DECREASE IN CASH	(146,049)	96,060	(389,180)	86,356

Cash, Beginning of the Period	205,270	20,770	448,401	30,474

CASH, END OF THE PERIOD	59,221	116,830	59,221	116,830

Supplemental Cash Flow Information (Note 12)

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company incorporated under the laws of the Province of British Columbia, Canada on March 29, 2000 under the name Access West Capital Corporation. On June 12, 2002, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 4, 2005, to Journey Resources Corp.

The Company is presently in the business of acquisition, exploration and development of mineral properties. It presently owns mining concessions in Guerrero State, Mexico, and mineral claims in Idaho, U.S.A. and Peru.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company continues to incur operating losses, and has a consolidated deficit of $8,331,641 as at May 31, 2008.

The Company's ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

b)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (Note 4), its wholly-owned Peruvian subsidiary, Minera Journey Resources Peru S.A.C. incorporated on September 18, 2007, and two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter- company transactions and balances have been eliminated.

The Company’s 50% interest in the Vianey Mine Joint Venture, which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statement its proportionate share of the assets, liabilities, revenues and expenses of the joint venture (Note 7c).

c)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Marketable Securities

The Company has classifies its marketable securities as available-for-sale financial assets which are carried on the balance sheet at their fair value. Fair value is based on quoted market prices. Unrealized gains or losses on the change in fair value are recognized in other comprehensive income until the marketable securities are sold, at which time the cumulative gains or losses previously recognized in accumulated other comprehensive income are recognized in net income.

e)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates on a declining balance basis, except in the year of acquisition, when one half of the rates are used and on a straight-line basis for leasehold improvements:

Computer Equipment	30%
Exploration Equipment	30%
Furniture and Fixtures	20%
Leasehold improvements	20%

f)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If a mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at May 31, 2008 and 2007, the Company has determined that it does not have any material obligations for asset retirement obligations.

h)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at May 31, 2008 and November 30, 2007, management believes there has been no impairment of the Company’s long-lived assets with the exception of the Empire Mine Project for which the Company recorded a writedown of $810,226 in the year ended November 30, 2007 (Note 7b).

i)	Revenue Recognition

As the Company is the operator of the Vianey Mine Joint Venture (Note 7c), operator management fee income is charged to the joint venture partner based on 5% of the joint venture partner’s portion of the exploration and development expenditures. Operator management fee income is recognized once the related expenditures have been incurred and collection is reasonably assured.

Interest income and administrative and office support fee income is recognized when earned and collection is reasonably assured.

j)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

k)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of issuance of shares on the exercise of stock options and warrants is anti-dilutive.

l)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. These reclassifications have no effect on the net loss for the periods ended May 31, 2008 and 2007.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Share Capital and Stock Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company grants stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options and broker warrants issued under the fair value based method in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock- Based Payments”. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

n)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock- based compensation. Actual results may differ from these estimates.

o)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

p)	Changes in accounting policies

On December 1, 2007, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 13).

b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 13).

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)	Changes in accounting policies (Continued)

c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 14). Under this standard, the Company will be required to disclose the following:

qualitative information about its objectives, policies and processes for managing capital;

summary quantitative data about what it manages as capital;

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

	d)	Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

NOTE 3 – BUSINESS ACQUISITION

On April 11, 2005, the Company entered into a share purchase agreement (“the Agreement”) with Murcielago Capital S.A. (“Murcielago”) to acquire 5,000,000 common shares (out of a total of 5,050,000 issued and outstanding shares) of Minerales Jazz S.A. de C.V. (“Minerales Jazz”), a private Mexican mining exploration company. The main asset held by Minerales Jazz is the Vianey Mine concession, located in Guerrero State, Mexico.

Upon signing the Agreement, the Company made a cash payment of $150,000, issued 900,000 common shares valued at $360,000, and granted 100,000 share purchase warrants valued at $3,336. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share. The warrants were not exercised and expired on July 20, 2006. During the year ended December 31, 2005, the Company incurred professional and sponsorship fees related to the purchase of Minerales Jazz in the amount of $82,383 which have been included in acquisition costs.

On September 11, 2006, the Company exercised its option to purchase the remaining 50,000 common shares of Minerales Jazz by making a nominal cash payment of $10.

On June 06, 2007, the Company issued an additional 500,000 common shares to Murcielago upon the completion of a recommended work program. This share issuance represented contingent consideration, and the fair value of these common shares of $185,000 has been recognized as subsequent additional acquisition costs in 2007.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 3 – BUSINESS ACQUISITION (Continued)

Total acquisition costs recorded are $780,729. The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the identifiable assets acquired and liabilities assumed on July 20, 2005 as follows:

$
Net Identifiable Assets Acquired:
Mineral Property	777,484
Other Assets	3,245

780,729
Consideration paid:
Cash	150,010
Fair Value of Shares Issued	545,000
Fair Value of Share Purchase Warrants Issued	3,336
Acquisition Costs	82,383

780,729

These consolidated financial statements include the results of operations of Minerales Jazz commencing from July 20, 2005, the date of acquisition.

In addition, the Company has agreed to issue 800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Mine, and (ii) the commencement of commercial production. This conditional share issuance is considered contingent consideration, the outcome of which cannot be determined without reasonable doubt. Consequently, no amount is recognized for this portion of the acquisition until the contingency is resolved and the shares are issued or become issuable.

NOTE 4 – MARKETABLE SECURITIES

As of May 31, 2008, the Company owned 1,600,000 (November 30, 2007 – 2,100,000) common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

In March 2008, the Company sold 500,000 of Wits Basin shares for gross proceeds of $115,187.

Unrealized loss of $98,527 on the available for sale securities for the period ended May 31, 2008 is reported in Other Comprehensive Loss in the current period. There is no tax impact resulting from these adjustments in Other Comprehensive Loss as the Company has sufficient unrecorded future income tax assets available to offset future income tax liabilities.

NOTE 5 – RECLAMATION BOND

During the year ended November 30, 2006, the Company deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 7a).

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
May 31, 2008
Computer Equipment	9,410	4,081	5,329
Exploration Equipment	343,268	94,823	248,445
Furniture and Fixtures	6,735	1,667	5,068
Office Improvements	8,500	850	7,650

	367,913	101,421	266,492

November 30, 2007
Computer Equipment	8,768	2,978	5,790
Exploration Equipment	341,128	51,169	289,959
Furniture and Fixtures	5,455	1,201	4,254

	355,351	55,348	300,003

NOTE 7 – MINERAL PROPERTIES

	November 30,		Joint Venture	November 30,		May 31,
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$

(a) Musgrove Creek Gold
Project, Idaho, USA

Acquisition Costs	373,752	85,300	-	459,052	-	459,052
Exploration Expenditures:
Administrative	8,797	18,394	-	27,191	16,426	43,617
Assay	48,085	4,456	-	52,541	11,186	63,727
Drilling	246,159	133,261	-	379,420	9,051	388,471
Field Supplies	2,663	8,244	-	10,907	7,077	17,984
Geochemical Survey	91,991	109,258	-	201,249	-	201,249
Geological	54,529	42,092	-	96,621	35,340	131,961
Maintenance Fees	11,073	-	-	11,073	-	11,073
Staking and Recording	6,766	11,629	-	18,395	-	18,395

	843,815	412,634	-	1,256,449	79,080	1,335,529

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTIES (Continued)

	November 30,		Joint Venture	November 30,		May 31,
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$

(b) Empire Mine Project
Idaho, USA
Acquisition Costs	522,269	50,000	-	572,269	-	572,269
Exploration Expenditures:
Administrative	18,483	27,998	-	46,481	-	46,481
Assay	58,391	86,155	-	144,546	-	144,546
Drilling	500,412	-	-	500,412	-	500,412
Engineering	34,271	47,740	-	82,011	-	82,011
Field Costs	167,569	6,252	-	173,821	-	173,821
Geochemical	-	7,876	-	7,876	-	7,876
Geological	125,192	37,803	-	162,995	-	162,995
Staking and Recording	-	19,815	-	19,815	-	19,815
Writedown Property	-	(810,226)	-	(810,226)	-	(810,226)

	1,426,587	(526,587)	-	900,000	-	900,000
(c) Vianey Mine Silver
Project, Guerrero State,
Mexico
Acquisition Costs	622,484	185,000	(583,666)	223,818	-	223,818
Option Payments Received	(219,037)	(187,936)	406,973	-		-
Exploration Expenditures:						-
Administrative	19,279	6,000	(21,969)	3,310	4,250	7,560
Drilling	225,325	108,681	(334,006)	-	-	-
Engineering	-	-	15,000	15,000	-	15,000
Field and Exploration	169,509	38,175	(156,467)	51,217	44,448	95,665
Geological	52,905	14,000	(43,989)	22,916	16,591	39,507
Fees and Permits	-	-	5,328	5,328	1,323	6,651
Recovery from Optionee	(359,820)	(687,515)	1,047,335	-	-	-

	510,645	(523,595)	334,539	321,589	66,611	388,200

(d) Silver Mountain
Project, Peru

Acquisition Costs	-	758,632	-	758,632	6,070	764,702
Exploration Expenditures:
Administrative	-	12,000	-	12,000	-	12,000
Assay	-	354	-	354	-	354
Geological	-	-	-	-	18,885	18,885

	-	770,986	-	770,986	24,955	795,941

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTIES (Continued)

	November 30,		Joint Venture	November 30,		May 31,
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$

(e) Silveria Project, Peru

Acquisition Costs	-	-	-	-	200,000	200,000
Exploration Expenditures:				-
Administrative	-	-	-	-	8,000	8,000
Assay	-	-	-	-	6,040	6,040
Field and Exploration	-	-	-	-	156,622	156,622
Geological	-	-	-	-	233,367	233,367

	-	-	-	-	604,029	604,029

	2,781,047	133,438	334,539	3,249,024	774,675	4,023,699

a)	Musgrove Creek Gold Property

On June 13, 2007, the Company fulfilled all of its obligations under an option agreement (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. and acquired all rights, title and interest to the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

In 2006, the Company staked and recorded an additional 40 claims contiguous to the Musgrove Property.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lesser which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease. As at May 31, 2008, the Company has paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lesser, and has incurred a total of $876,477 of exploration expenditures on the property.

b)	Empire Mine Property

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims contiguous to the Empire Property.

Under the terms of the agreement, the Company earned a 50% lease interest in the property by making a non-refundable deposit of US$50,000, a cash payment of $200,000, and issuing 700,000 common shares of the Company. In addition, the Company issued 200,000 common shares valued at $58,000 as a finder’s fee.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTIES (Continued)

b)	Empire Mine Property (Continued)

On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totalling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Mine property from the Company and Trio for a total of $1,000,000, pending completion of a satisfactory due diligence review and subject to court approval. The Company will pay $100,000 to Trio upon receipt of the $1,000,000 settlement. As a result of this settlement, the Company has written off $810,226 in costs incurred with respect to the project as at November 30, 2007.

c)	Vianey Mine Silver Property – Joint Venture

On April 11, 2005, the Company acquired 100% of Minerales Jazz, the beneficial holder of the Vianey Mine concession (Note 4). The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire in 2029, unless renewed.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures. The Company also issued 100,000 common shares, with a fair value of $30,000, as a finder’s fee in fiscal 2006.

Pursuant to the Option Agreement, the Company and Wits Basin entered into a joint venture arrangement with a 75% and 25% interest respectively, for the exploration and development of the Vianey Mine Silver Project. The Company is the operator of the project.

On October 31, 2007, Wits Basin exercised its option to earn an additional 25% interest to increase its total interest to 50% in the Vianey Property by paying US$100,000 in cash and issuing a total of 2,100,000 of its common shares (500,000 shares with a fair value of $187,936 received on January 09, 2007 and 1,600,000 shares with a fair value of $366,643 received on October 29, 2007). The joint venture exploration and development arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin.

The use of the proportionate consolidation method has resulted in a deferred gain of $183,182 on the contribution of the Company’s interest in the Vianey Mine Property to the joint venture. The deferred gain is amortized on a straight line basis over a term of 40 years, and as such, as of May 31, 2008, the amortized gain totalled $6,972.

As at May 31, 2008, the Company has included its 50% share of the mineral property costs of the joint venture, being $388,200, in the Company’s consolidated financial statements.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTIES (Continued)

The joint venture has no other assets or liabilities as at May 31, 2008, and has no revenues or expenses for the period from inception on December 18, 2006 to May 31, 2008.

d)	Silver Mountain Property

On October 18, 2007, the Company, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC, acquired 100% interest in the Silver Mountain property in Peru.

The Company paid $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee.

The Company will pay a 1% net smelter royalty upon commencement of commercial production of the Property.

e)	Silveria Property

On February 05, 2008, the Company through its wholly-owned Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria property, located in the Huarochiri Province of Peru. The Company paid $200,000 upon signing a letter of intent on December 13, 2007. Grenville was a related company with a common director until March 12, 2008 at which date the director resigned from the boards of both Grenville and the Company.

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria property by fulfilling the following funding and expenditure requirements:

i)

funding of $1,300,000 towards development and exploration expenditures on the Property and issuance of 1,000,000 common shares (subsequently issued, Note 13) of the Company on or before the seventh business day following the date the Exchange has accepted the agreement for filing, but in any event no later than June 30, 2008 (the “Approval Date”);

ii)	funding of a further $1,500,000 on or before three months following the Approval Date, at which time the Company will have earned a 25% interest in the property and a joint venture will be formed;

iii)

funding of a further $3,000,000 on or before eight months following the Approval Date, at which time the Company will have earned another 25% interest for a total of 50% joint venture interest in and to the property; and

iv)

funding of a further $6,000,000 towards expenditures on the Property and an additional option payment of $1,000,000 to Grenville on or before January 31, 2011, at which time the Company will have earned another 25% interest for a total 75% joint venture interest in and to the property. Grenville shall, however, have a one-time option to elect to fund the equivalent amount of $6,000,0000 in order to maintain its 50% interest in and to the property, and have the joint venture continue to run on a 50/50 basis.

In 2008, Grenville filed a lawsuit against High Ridge Resources Inc. for slander to title of the Bella Rubia mineral exploration properties, which form part of the Silveria Project. The outcome of the proceeding is uncertain and its resolution will determine whether there is a loss or impairment of the Company’s interest in the Silveria Project.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 8 – SHORT TERM LOAN

a)	On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill.

The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition, the Company issued 100,000 bonus shares with a deemed value of $31,000 (Note 10).

For the period ended May 31, 2008, the Company paid interest totalling $15,000.

b)	The advance of $302,000 from Upper Canyon Minerals Corp., a related company with a common director, is unsecured, non-interest bearing, and has no specified terms of repayment.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	During the period ended May 31, 2008, the Company paid management fees of $42,000 (2007 – $42,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the period ended May 31, 2008, the Company charged a fee of $30,000 (2007 – $Nil) to a related company with a common director, for administrative and office support.

The balances due from related parties are unsecured, bear no interest and have no specified terms for repayment. All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 10 – SHARE CAPITAL

a) Issued and Outstanding Common Shares and Contributed Surplus

Unlimited number of common shares without par value.

	Number of	Amount	Contributed
	Common		Surplus
	Shares	$	$

Balance, November 30, 2006	24,701,130	6,626,840	924,607

Issued During the Year
For Cash
Private Placements (ii)	8,458,430	2,394,750	-
Exercise of Warrants (i)	643,000	244,340	-
Exercise of Options	166,627	58,320	-
For Mineral Properties
Musgrove Property (Note 7a)	75,000	27,000	-
Vianey Property (Note 7c)	500,000	185,000	-
Silver Mountain Property (Note 7d)	2,700,000	675,000	-
Finder’s Fees and Share Issue Costs (ii)	-	(238,925)	49,597
Fair Value of Options Exercised	-	57,266	(57,266)
Stock-Based Compensation on Options (Note 10d)	-	-	305,468

Balance, November 30, 2007	37,244,187	10,029,591	1,222,406
Issued During the Period
For Cash
Exercise of Options (iv)	750,000	232,500	-
Bonus Shares (iii)	100,000	31,000	-
Fair Value of Options Exercised	-	250,721	(250,721)
Stock-Based Compensation on Options (Note 10d)	-	-	499,112

Balance, May 31, 2008	38,094,187	10,543,812	1,470,797

(i)	During the year ended November 30, 2007, 643,000 warrants prices at $$0.38 were exercised for total proceeds of $244,340.

(ii)

On April 24, 2007, the Company completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 for a period of two years. The Company paid finder’s and legal fees totalling $68,404 in connection with this private placement and issued 172,114 broker warrants with a fair value of $21,327. Each broker warrant is exercisable into one common share at a price of $0.55 for a period of two years.

On October 15, 2007, the Company completed a private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $50,964 in connection with this private placement and issued 128,560 broker warrants with a fair value of $8,798. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 10 – SHARE CAPITAL (Continued)

a)	Issued and Outstanding Common Shares and Contributed Surplus (Continued)

On November 24, 2007, the Company completed a private placement of 3,370,000 units a price of $0.25 per unit for total proceeds of $842,500. Each unit consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $69,960 in connection with this private placement and issued 154,600 broker warrants with a fair value of $19,472. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

(iii)	On January 25, 2008, the Company issued a total of 100,000 common shares pursuant to the Loan Agreement (Note 8).

(iv)

During the period ended May 31, 2008, 750,000 of the stock options were exercised for gross proceeds of $232,500. A faire value of $250,721 was transferred from contributed surplus on the exercise of these options.

b)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. The Company has issued options to directors, officers, employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

		Weighted
	Number	Average
	of	Exercise Price
	Options	$
Balance, November 30, 2006	2,100,000	0.32

Granted	1,200,000	0.34
Cancelled	(550,000)	0.35
Exercised	(166,627)	0.35
Balance, November 30, 2007	2,583,373	0.32

Granted	1,550,000	0.32
Exercised	(750,000)	0.31
Expires	(200,000)	0.30

Balance, May 31 2008	3,183,373	0.32

As at May 31, 2008, the Company has the following options outstanding:

	Options Granted and Outstanding			Options Vested and Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	3,183,373	3.84 year	$0.32	3,183,373	$0.32

The options expire between April 26, 2010 and February 7, 2013

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 10 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants

	Number of	Weighted Average
	Warrants	Exercise Price
		$
Balance, November 30, 2006	3,765,232	0.38

Issued	6,085,204	0.45
Exercised	(643,000)	0.38

Balance, November 30, 2007	9,207,436	0.42

Expired	(3,122,232)	0.38

Balance, May 31, 2008	6,085,204	0.45

As at May 31, 2008, the Company has the following warrants outstanding:

Expiry Date

April 24, 2009	2,973,544	0.55
October 15, 2009	1,272,060	0.35
November 24, 2009	1,839,600	0.35

	6,085,204	0.45

d)	Stock Based Compensation

The fair value of stock options and brokers warrants granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the fiscal 2008 and 2007:

	2008	2007
Risk-Free Annual Interest Rate	3.4-0.98%	4.0 – 4.5%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	142-147%	69 - 192%
Expected Life of Option	5 years	2 to 5 years

The weighted average fair value per share of stock options granted during the period ended May 31, 2008 was $0.00 (2007 – $0.37) per share. During the periods ended May 31 2008 and 2007, the Company respectively recognized $499,112 and $83,457 of stock based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

NOTE 11 – COMMITMENT

On April 01, 2006, the Company entered into a lease agreement for office premises commencing April 01, 2006 and renewed on April 1, 2008 for a term of five years. The Company is committed to pay monthly basic rent of $4,200 plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

On April 1, 2008 the Company entered into an Access and Benefits Agreement (‘the Parac Agreement’) with the Community of Parac, Peru, with respect to the exploration and development of the Silveria Property. Pursuant to the Parac Agreement, the Company will pay the Community an annual fee which will allow Grenville and the Company unrestricted access to conduct exploration activities on land owned by the Community within the Silveria region for a ten year period. The Company also agreed to assist with the renovation and expansion of the community hall, the upgrade of the Community’s primary school through the provision of teaching materials, stationary and equipment, and to assist with outstanding legal fees owed by the Community.

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Working Capital Accounts

	For the three months ended		For the six months ended
		May 31		May 31
	2008	2007	2008	2007
	$	$	$	$
Accounts Receivable	-	(42,000)	-	(42,000)
GST Recoverable	8,922	12,807	7,762	4,537
Prepaid Expenses	17,476	(10,850)	38,946	(15,990)
Accounts Payable and Accrued Liabilities	78,794	(265,153)	49,285	(465,248)
Advances from (to) Related Parties		6,815	-	8,203
Due from Joint Venture Partner	(28,040)	-	(70,105)	-

	77,152	(298,381)	25,888	(510,498)

NOTE 13 - FINANCIAL INSTRUMENTS

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and amounts due from related parties and joint venture partner are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and short terms loans are classified as other financial liabilities. Marketable securities are classified as available-for-sale which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company recognized "other comprehensive loss" transactions during ended June 30, 2008 of $98,527.

The Company’s financial instruments are exposed to certain financial risks:

Fair values

The carrying values of cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value based on their short term nature.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

The carrying value of the long term debt approximates its fair value as it has been discounted at an interest rate approximating current market rates.

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent it incurs costs in foreign currencies including the Mexican Peso, Peruvian New Sols, and the US Dollar. The Company does not use derivatives to manage its exposure to foreign exchange risk.

Other risks

Due to the nature of the Company’s operations management considers that risks related to credit, interest and liquidity are not significant to the Company at this time.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold. The Company has not hedged any of its future gold sales. The Company’s input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

NOTE 14 - MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, stock options and warrants as capital (see Note 10). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company is currently assessing financing alternatives for its exploration plans and operations through its current operating period.

NOTE 15 – SUBSEQUENT EVENTS

a)

In June 2008 the Company announced a private placement of up to 20,000,000 units at a price of $0.20 per unit for total proceeds of up to $4,000,000 (the “Offering”). Each unit (a “Unit”) consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.35 for a period of two years.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
May 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

The Offering will consist of a non-brokered private placement, and a brokered private placement on a commercially reasonable best efforts basis by Gateway Securities Inc. (“Gateway”). Gateway has agreed to act as the Company’s agent and will be paid a cash commission equal to 8% of the total gross proceeds raised. In addition, the Company will issue to Gateway warrants exercisable to purchase 10% of the number of Units sold in the brokered portion of the placement at an exercise price of $0.20 per Unit for a period of two years from the date of closing, and will pay Gateway a corporate finance fee in accordance with industry standards.

Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the non-brokered component of the Offering.

As of May 31, 2008, $335,000 was received in connection with this private placement.

b)	Subsequently, 1,000,000 shares were issued on acquisition of Silveria property and 400,000 shares were issued as finder’s fees on this acquisition.